Filed Pursuant to Rule 433

Registration No. 333-205558,

333-205558-01 and 333-205558-02

FLORIDA POWER & LIGHT COMPANY

Pricing Term Sheet

November 16, 2015

Issuer: Florida Power & Light Company

Designation:	First Mortgage Bonds, 3.125% Series due December 1, 2025
Registration Format:	SEC Registered
Principal Amount:	$600,000,000
Date of Maturity:	December 1, 2025
Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1, beginning June 1, 2016
Coupon Rate:	3.125%
Price to Public:	99.837% of the principal amount thereof
Benchmark Treasury:	2.250% due November 15, 2025
Benchmark Treasury Yield:	2.269%
Spread to Benchmark Treasury Yield:	87.5 basis points
Reoffer Yield:	3.144%
Trade Date:	November 16, 2015
Settlement Date:	November 19, 2015
Redemption:	Redeemable at any time prior to June 1, 2025, at 100% of the principal amount plus accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 15 basis points; and redeemable at any time on or after June 1, 2025, at 100% of the principal amount plus accrued and unpaid interest.
CUSIP / ISIN Number:	341081FM4 / US341081FM41

Expected Credit Ratings:*

Moody’s Investors Service Inc.	“Aa2” (stable)
Standard & Poor’s Ratings Services	“A” (stable)
Fitch Ratings	“AA-” (stable)

Joint Book-Running Managers:

BNP Paribas Securities Corp.

J.P. Morgan Securities LLC

Mitsubishi UFJ Securities (USA), Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

Loop Capital Markets LLC

PNC Capital Markets LLC

Regions Securities LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

Junior Co-Managers:

Drexel Hamilton, LLC

Guzman & Company

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated November 16, 2015.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930, TD Securities (USA) LLC toll-free at 1-855-495-9846 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.